UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                       FORM N-17f-2

    Certificate of Accounting of Securities and Similar
               Investments in the Custody of
              Management Investment Companies

         Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.  Investment Company Act File Number:                                           Date examination completed:

811-9104                                                                               OCTOBER 25, 2001
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2.  State identification Number:

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      AL                 AK                 AZ                 AR                 CA                CO
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      CT                 DE                 DC                 FL                 GA                HI
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      ID                 IL                 IN                 IA                 KS                KY
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      LA                 ME                 MD                 MA                 MI                MN
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      MS                 MO                 MT                 NE                 NV                NH
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      NJ                 NM                 NY                 NC                 ND                OH
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      OK                 OR                 PA                 RI                 SC                SD
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      TN                 TX                 UT                 VT                 VA                WA
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      WV                 WI                 WY                 PUERTO RICO
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      Other (specify):
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3.  Exact name of investment company as specified in registration statement:

       WHITEROCK PORTFOLIO INVESTORS, L.L.C.
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4.  Address of principal executive office (number, street, city, state, zip code)

       825 N.E. MULTNOMAH, SUITE 1600 PORTLAND, OR 97232-4116
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

       THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                                                                SEC 2198 (11-00)

                   [Letterhead of PricewaterhouseCoopers LLP]

                        Report of Independent Accountants

To the Members of
WhiteRock Portfolio Investors, L.L.C:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about WhiteRock Portfolio Investors, L.L.C.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2001, and with respect to agreement of security purchases and sales, for the period from December 31, 2000 (the date of our last examination), through June 30, 2001:

- Confirmation of all cash held by the JP Morgan Chase Bank in the name of the Company;

- Physical inspection of the partnership agreements and any amendments thereto of Lone Star Opportunity Fund, L.P and Brazos Fund, L.P to determine the investment percentage of the Company in these partnerships.

- Confirmation of the Company's ownership percentage in Lone Star Opportunity Fund, L.P and Brazos Fund, L.P with the general partner of each fund who is responsible for maintaining the books and records of each fund;

- Reconciliation of all investment accounts to the Company's books and records and the servicer.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion management's assertion that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP

October 25, 2001


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